PRUCO LIFE INSURANCE COMPANY, PHOENIX, ARIZONA

BENEFICIARY INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

This Endorsement is made a part of your Annuity. If the terms of this Endorsement conflict with the Annuity (including any schedules, endorsements, riders or amendments that are made a part of your Annuity), the provisions of this Endorsement shall control. Except to the extent modified by this Endorsement, the provisions of your Annuity remain in effect. Capitalized terms used in this Endorsement that are not otherwise defined in this Endorsement are defined in your Annuity.
You are establishing this Annuity (“Beneficiary IRA”) with Pruco Life Insurance Company (“Issuer”) as an inherited individual retirement annuity within the meaning of Section 408(d)(3)(C) of the Internal Revenue Code of 1986, as amended (the “Code”), provided, however, that if you are a Spouse beneficiary, this Beneficiary IRA shall be established under Section 408(b) of the Code, subject to the limitations specified herein.
This Endorsement contains numerous references to various section of the Code and Treasury Regulations. Such references are subject to change and this Endorsement will follow the most current guidelines. Capitalized terms are as defined in the Annuity or this Endorsement. Any reference to specific limits, definitions, or tables under the Code or Treasury Regulations shall include any applicable successor or replacement limits, definitions, or tables.
We may amend your Annuity or this Endorsement to comply with applicable tax requirements. Your consent to any such changes will be sought only if required by the state in which the Annuity was issued. Should you not consent to such changes, you may not continue the Annuity as a Beneficiary IRA. This Endorsement supersedes any previous individual retirement annuity Endorsement that may have been provided with your Annuity, including another Beneficiary IRA Endorsement. Your Annuity and this Endorsement do not constitute a plan document.
Should you exercise the Right to Cancel provision of your Annuity within seven (7) days after you receive your Annuity, you will receive a refund. The refund will be equal to the greater of: (1) a full refund of the Purchase Payment and (2) the current Account Value of the Annuity. After seven (7) days, the terms of your right to cancel will revert back to the terms of the Right to Cancel provision of your Annuity. Please refer to the Right to Cancel provision of your Annuity for additional information.
Rights and Designations
The following designations are subject to our rules and to various regulatory or statutory requirements depending on the use of the Annuity. Certain designations are required, as indicated below.

Beneficial Owner: A beneficiary of benefits under an Eligible Retirement Plan upon the death of the Decedent. In this Endorsement, the Beneficial Owner is also referred to as “you” or “your.” The Beneficial Owner’s name follows the phrase “for the benefit of (FBO)” next to the Owner/Participant designation in the Annuity Schedule. We reserve the right to restrict the situations in which we accept Beneficial Owners, based on our rules and applicable federal tax laws. We will accept only one Beneficial Owner under this Annuity.

You may exercise the rights, options and privileges granted in this Endorsement, or permitted by us, once this Endorsement is issued. This Endorsement and the Annuity to which it is attached are maintained for the exclusive benefit of you and any Successor. You may not sell, assign, discount or pledge this Annuity for a loan, as security for performance of an obligation or for any other purpose to any person. The requirements of this paragraph shall not be deemed to preclude a transfer to a Spouse or former Spouse under a divorce or separation instrument to the extent permitted under applicable law.

Decedent: The individual who dies with benefits under an Eligible Retirement Plan with respect to which you are entitled to death benefit proceeds. The Decedent is the person whose name precedes the phrase “for the benefit of (FBO)” next to the Owner/Participant designation in the Annuity Schedule.

Eligible Retirement Plan: A retirement plan as defined in Section 402(c)(8)(B) of the Code.

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Key Life: The Key Life is the designated beneficiary with respect to the Decedent’s Eligible Retirement Plan whose life expectancy is used to determine payments under this Endorsement in accordance with the federal income tax laws regarding required distributions (“Required Distributions”). The Key Life may not be changed. You may not name a contingent Key Life.

If the Beneficial Owner is an individual, the Key Life must be the Beneficial Owner (unless the death proceeds establishing this Annuity are transferred from another Eligible Retirement Plan that is already distributing death proceeds based on the life expectancy, in which case the Key Life must be the same individual on whose life Required Distributions were based under the prior Eligible Retirement Plan). If the Beneficial Owner is a trust, the Key Life must be the individual, if any, whose status or life expectancy determines the applicable period for Required Distributions under the Code and Treasury Regulations.

Successor: You may name one or more primary Successor(s) and contingent Successor(s). Unless you indicated that a prior choice was irrevocable, you may request to change Successor designations by sending a request in Good Order. Such changes will be subject to our acceptance. If you make such a designation, upon Due Proof of Death of the Key Life, proceeds are payable in equal shares to the survivors in the primary Successor class, unless you request otherwise in Good Order.

Unless otherwise required by law, if the primary Successor(s) predeceases the Key Life, the Death Benefit proceeds will become payable to the survivors in the contingent Successor class in equal shares, unless you request otherwise in Good Order.

If the Successor(s) dies after the death of the Key Life, the Death Benefit proceeds will be payable to the Successor’s(s’) estate(s) upon our receipt of Due Proof of Death of the Successor. If no Successor is alive when the Death Benefit proceeds are determined or there is no Successor designation, the proceeds will vest in your estate (or, if the Beneficial Owner is a trust, then the proceeds will vest to the trust).

If an estate is the Beneficial Owner, there is no Death Benefit payable under this Annuity and no Successors may be named.

The term “Successor” may be substituted by the term “Beneficiary” or “Contingent Beneficiary” in certain administrative forms and confirmation statements.

Upon our receipt in Good Order of Due Proof of Death of the Beneficial Owner (or Key Life, if applicable where the Beneficial Owner is a trust), ownership rights to your Annuity are terminated, and the Successor(s) is entitled to the Death Benefit payable under this Annuity.

A Successor may elect to enter into a beneficiary settlement agreement we may offer; however, any remaining payments must continue to be made in accordance with the Required Distribution rules under the Code and Treasury Regulations. We reserve the right to issue one or more additional beneficiary settlement agreements we make available to the Successor(s) in order to facilitate the transfer of ownership rights. If we issue one or more beneficiary settlement agreements to the Successor(s), the Death Benefit, as described below in the section entitled “Required Distributions”, will be transferred to each new beneficiary settlement agreement in proportion to the Successor’s ownership interest. Alternatively, the Death Benefit may be paid in a lump sum.

CODE AND OTHER RESTRICTIONS

1.Beneficial Owner Requirements. You are only eligible to establish a Beneficiary IRA hereunder if each of the following requirements is satisfied:

a.    You are the sole beneficiary of the Decedent or you are one of multiple beneficiaries of the Decedent and separate accounts have been timely established in accordance with Section 1.401(a)(9)-8 of the Treasury Regulations for purposes of calculating Required Distributions under Section 401(a)(9) of the Code on the basis of each separate account and each beneficiary thereof;

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b.    The Decedent’s death occurred prior to the Decedent’s annuitization under the Eligible Retirement Plan or prior to the Decedent otherwise commencing payment under the Eligible Retirement Plan in the form of an annuity;

c.    You have not annuitized your death benefit under the Eligible Retirement Plan or otherwise commenced payment of the death benefits under the Eligible Retirement Plan in the form of an annuity; and

d.    Either (i) or (ii) below applies:

i.    You have confirmed your eligibility under the Required Distribution rules to receive payments over the life expectancy of the Key Life or some shorter period in accordance with Section 401(a)(9)(B)(iii) or (iv) of the Code, as applicable, and corresponding Treasury Regulations, and both of the following are true:

A.    you either timely commenced such payments under the Decedent’s Eligible Retirement Plan or you are establishing this Beneficiary IRA before the dates the Required Distribution rules require such payments to begin, and

B.    unless we agree otherwise, you are establishing this Beneficiary IRA when there are at least 2 years left in the applicable distribution period under the Required Distribution rules; or

ii.    Your entire interest is subject to either a 10-year or a 5-year distribution period under Section 401(a)(9)(B)(ii) of the Code and you are establishing this Beneficiary IRA when there are at least 2 years left in the applicable distribution period.
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2.Prohibition of Loans. Loans are not available. Any loan provision of your Annuity of which this Endorsement is made a part is hereby deleted.

3.Fixed Premiums. This Beneficiary IRA does not require fixed premiums.

4.Annuitization. Because you have established this Annuity as a Beneficiary IRA, you are not permitted to annuitize as described in your Annuity. Therefore, pursuant to this Endorsement, all references to and provisions related to annuitization in your Annuity are hereby deleted.

TRANSFER TO YOUR BENEFICIARY IRA

1.General Rule. This Beneficiary IRA shall be funded solely with amounts attributable to the Decedent’s interest under an Eligible Retirement Plan with respect to which you are the beneficiary. The Allocation Rules provision of the Annuity to which this Endorsement attaches are applicable to you as the Beneficial Owner of this Beneficiary IRA.

2.Beneficiary IRA Title. The Beneficiary IRA shall be titled in the name of the Decedent for the benefit of you or in such other manner permitted under applicable law.

3.Transfer from Traditional IRA. If you are a beneficiary of an Eligible Retirement Plan specified in the Section 402(c)(8)(B) of the Code that is a traditional individual retirement account or traditional individual retirement annuity, the Beneficiary IRA may be funded solely by a direct transfer in accordance with applicable law of the Decedent’s benefit or the proceeds thereof under the specified Eligible Retirement Plan to which you are entitled as the Decedent’s beneficiary thereunder. However, if you are the Decedent’s Spouse, you may fund the Beneficiary IRA by means of a rollover contribution in accordance with Section 408(d)(3) of the Code of such benefits or proceeds.

4.Transfer from Employer Retirement Plan. If you are a beneficiary under an Eligible Retirement Plan specified in Section 402(c)(8)(B) of the Code that is an employees’ trust described in Section 401(a) of the Code which is exempt from tax under Section 501(a) of the Code, an annuity plan described in Section 403(a) of the Code, an annuity contract described in Section 403(b) of the Code, or an eligible deferred compensation plan described in Section 457(b) of the Code which is maintained by an eligible employer described in Section

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457(e)(1)(A) of the Code and you are an individual who is not the Decedent’s Spouse, but you are a designated beneficiary, or you are a trust under which payments determined with respect to the life expectancy of the Key Life are made under this Endorsement in accordance with the federal tax laws regarding Required Distributions, you may fund the Beneficiary IRA solely by a direct transfer of a Decedent’s benefit or the proceeds thereof under the specified Eligible Retirement Plan to which you are entitled thereunder in accordance with Section 402(c)(11) of the Code. If you are the Decedent’s Spouse, you may fund the Beneficiary IRA by means of a rollover contribution to the Beneficiary IRA in accordance with Section 402(c)(9) of the Code of such benefits or proceeds, to the extent permitted under applicable law.

5.Sole Transfers and Rollover Contributions. Only one transfer or rollover contribution as set forth in this “Transfer to Your Beneficiary IRA” section may be made to this Beneficiary IRA. No additional transfers or contributions may be made to this Beneficiary IRA after the initial such transfer or rollover contribution. We are not responsible for determining whether any transfer or contribution made to the Beneficiary IRA is permissible or satisfies all applicable legal requirements. No other type of transfer or contribution is permitted to be made to this Beneficiary IRA, including, without limitation, contributions described in Section 408(b)(2)(B) of the Code. This Beneficiary IRA may not be used by a Decedent’s Spouse to establish an individual retirement annuity in his or her own name upon the death of the Decedent.

REQUIRED DISTRIBUTIONS

1.General Rule for Required Distributions. Required Distributions shall be made to you (or to your Successor after your death) in accordance with the requirements of Code Sections 408(b)(3) and 401(a)(9), the corresponding Treasury Regulations (the provisions of which are incorporated herein by reference) and additional IRS guidance. The terms of this Annuity, including this Endorsement, shall be interpreted in accordance with these requirements. You (and upon your death, your Successor) are solely responsible for requesting any Required Distribution required under this “Required Distributions” section.
2.No Aggregate Required Distributions. Required Distributions must be calculated separately for each Beneficiary IRA of which you are the Beneficial Owner. You may not satisfy Required Distributions for this Beneficiary IRA by taking distributions from any other Beneficiary IRA.
3.Required Distribution Payment Options. We calculate the Required Distribution amount based solely on the value of your Annuity. The amount we calculate will not be based on any other Eligible Retirement Plan that you may have.
You may elect a specific payment date and payment frequency we make available which may include annual, semi-annual, quarterly, and monthly payment options. Required Distributions must be made in intervals of no longer than one year. If you do not elect a specific payment date, or if you elect a specified date that is either beyond the date of your first or next Required Distribution, we will process payments in compliance with applicable law. Unless you provide us with alternate instructions, each Required Distribution will be taken from your Account Value per your instructions. Your selection may be subject to any investment and/or withdrawal limitations applicable to any benefit or program in which you participate under the Annuity. If the amount of the Required Distribution reduces your Account Value below the Minimum Surrender Value After a Partial Withdrawal, we may treat the distribution as a full surrender of the Annuity.

4.Impact of Contingent Deferred Sales Charge. No Contingent Deferred Sales Charge is assessed against amounts withdrawn as part of a program designed to distribute Required Distributions over the Key Life’s life expectancy, but only to the extent of the Required Distribution at the time it is taken and provided we have calculated the Required Distribution amount. The Contingent Deferred Sales Charge may apply to additional amounts withdrawn. Any amounts withdrawn are considered to come first from the amounts available as a free withdrawal and then from other Surrender Value.
5.Required Distributions.
a.    In General. The entire interest must be distributed in accordance with a distribution method that (1) we make available, and (2) satisfies applicable federal tax law requirements. We may limit the distribution methods we make available, based on our administrative procedures.

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b.    Death Before Required Beginning Date. If the Decedent died before their required beginning date (see paragraph 6(a) below), then, to the extent required by Code Sections 408 and 401(a)(9) and the Treasury Regulations thereunder, the entire interest will be distributed (in accordance with federal tax law) at least as rapidly as follows:
i.    If there is no Key Life because the Decedent did not have a designated beneficiary under the Required Distribution rules (see paragraph 6(b) below), the entire remaining interest must be distributed by the end of the calendar year containing the fifth anniversary of your death.
ii.    If the Key Life is a designated beneficiary but is not an eligible designated beneficiary (see paragraph 6(c) below), the entire interest must be distributed by the end of the calendar year containing the tenth anniversary of the Decedent’s death.
iii.    If the Key Life is an eligible designated beneficiary, the entire interest must be distributed:
A.    if timely elected under the Required Distribution rules, over the life of such eligible designated beneficiary, or over a period not extending beyond the life expectancy of such eligible designated beneficiary, with distributions starting no later than
(I)    the end of the calendar year following the calendar year of the Decedent’s death, or
(II)    if later, the date the Decedent would have attained the applicable age (see paragraph 6(a) below) or such later date provided under federal tax law, provided that the eligible designated beneficiary is the Decedent’s surviving spouse, and, to the extent required by Code Section 401(a)(9)(B)(iv), such spouse makes (or is deemed to have made) an election for this rule to apply; or
B.    by the end of the calendar year containing the tenth anniversary of the Decedent’s death.
The election described in clause (A) is subject to any applicable federal income tax requirements regarding the timing of the election. The requirement in clause (A) to commence distributions by the deadline described therein will be deemed satisfied if that requirement was satisfied by distributions from the Decedent’s Eligible Retirement Plan before the Annuity was issued and such distributions continue under the Annuity in accordance with the Required Distribution rules.
iv.    The following rules apply to a Key Life who is an eligible designated beneficiary, to the extent required by Code Sections 408 and 401(a)(9) and the Treasury Regulations thereunder:
A.    If paragraph 5(b)(iii)(A) above applies, the total annual distributions from the Annuity must not be less than the quotient obtained by dividing the entire interest in this Beneficiary IRA as of the end of the preceding year by the applicable denominator determined under the Treasury Regulations. See paragraph (e) below for how the applicable denominator is determined.
B.    If the Key Life is an eligible designated beneficiary and dies before the entire interest to which paragraph 5(b)(iii)(A) applies is entirely distributed, the remainder of such portion must continue to be distributed pursuant to that paragraph, but the entire remaining interest also must be fully distributed by the earlier of (x) the end of the calendar year containing the tenth anniversary of the Key Life’s death or, (y) in the case of a Key Life who is an eligible designated beneficiary solely by virtue of being the Decedent’s minor child, the end of the calendar year in which such Key Life attains age 31.
C.    If the Key Life is the surviving spouse of the Decedent and the Key Life dies before Required Distributions to such spouse under paragraph (5)(b)(iii)(A)(II) are required to begin, this paragraph (5)(b) shall be applied as if the surviving spouse were the Decedent.

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c. Death On or After Required Beginning Date. If the Decedent died on or after their required beginning date, then, to the extent required by Code Sections 408 and 401(a)(9) and the Treasury Regulations thereunder, the entire interest in the Beneficiary IRA –
i. must be distributed at least as rapidly as the method of distribution being used under Code Section 401(a)(9)(A)(ii) as of the date of death, and
ii.    must be completely distributed by:
A.    the end of the calendar year containing the tenth anniversary of the Decedent’s death, if the Key Life is a designated beneficiary but not an eligible designated beneficiary, or
B.    the end of the calendar year containing the tenth anniversary of the Key Life’s death, if the Key Life is an eligible designated beneficiary, or
C.    if the Key Life is an eligible designated beneficiary solely by virtue of being the Decedent’s minor child, the end of the calendar year containing the tenth anniversary of the earlier of (x) the date the Key Life reaches age 21 or (y) the date of the Key Life’s death.
If there is no Key Life because the Decedent did not have a designated beneficiary under the Required Distribution rules, this paragraph (c)(ii) does not apply and distributions must comply only with paragraph (c)(i) above.
iii.    To the extent that distributions are required to be made in a year pursuant to paragraph (c)(i) above, such distributions must not be less than the quotient obtained by dividing the entire interest in the Beneficiary IRA as of the end of the preceding year by the applicable denominator provided under the Treasury Regulations. See paragraph (e) below for how the applicable denominator is determined.
d.Application of Paragraphs 5(b) and 5(c) Above. Except as otherwise provided under applicable federal tax law –
i.    paragraphs (5)(b) and 5(c) shall apply to distributions with respect to a Decedent who died after December 31, 2019;
ii.    if the Decedent died before January 1, 2020, and the Key Life dies after such date, the entire remaining interest in the Annuity must be distributed as required by Code Sections 408 and 401(a)(9) and the Treasury Regulations thereunder, as in effect prior to amendment by Section 401 of Division O of the Further Consolidated Appropriations Act, 2020, Pub. L. No. 116-94 (the “Act”), the provisions of which are incorporated herein by reference, and in all events by the end of the calendar year containing the tenth anniversary of the Key Life’s death; and
iii.    if the Decedent and Key Life died before January 1, 2020, the entire remaining interest in the Annuity must be distributed as required by Code Sections 408 and 401(a)(9) and the Treasury Regulations thereunder, as in effect prior to amendment by Section 401 of the Act.
e.    Applicable Denominator. If the Decedent died on or after their required beginning date, the applicable denominator for any year is the Decedent’s life expectancy or, if there is a Key Life, the longer of the Decedent’s life expectancy and the Key Life’s life expectancy. If the Decedent died die before their required beginning date, life expectancy payments are permitted only if the Key Life is an eligible designated beneficiary, in which case the applicable denominator is the Key Life’s life expectancy. For the Decedent and any non-spouse Key Life, life expectancy is determined using the Single Life Table in section 1.401(a)(9)-9 of the Treasury Regulations. The Decedent’s life expectancy is determined as of their birthday in the year of death and is reduced by one for each subsequent year. A non-spouse Key Life’s life expectancy is determined as of their birthday in the year after the Decedent died, then is reduced by one for each subsequent year. If distributions are being made to a surviving spouse as the Decedent’s sole beneficiary, the spouse’s life expectancy is determined using the Single Life Table or, if permitted by the Code and Treasury Regulations, the Uniform Lifetime Table in section 1.401(a)(9)-9 of the Treasury

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Regulations. In either case, the spouse’s remaining life expectancy for a year is the number in the applicable table corresponding to their age on their birthday in that year. For distributions after such spouse’s death, their life expectancy is determined using the Single Life Table and their age on their birthday in the year they died, then is reduced by one for each subsequent year.
f.    Entire Interest Defined. The “entire interest” in the Annuity includes the amount of any outstanding rollover, transfer and recharacterization under Section 1.408-8 of the Treasury Regulations. Also, the “entire interest” in the Annuity includes the actuarial value of any other benefits provided under the Annuity, such as guaranteed Death Benefits, unless otherwise provided by applicable federal tax law.
6.Definitions.

a.    Required beginning date. The term “required beginning date” means the first day of April following the calendar year in which the Decedent attained the “applicable age.” Unless otherwise provided by federal tax law, the applicable age is defined in Code Section 401(a)(9)(C) and summarized in the table below:

If the Decedent was born…	Their applicable age is…
Before July 1, 1949	70½
After June 30, 1949 and before 1951	72
After 1950 and before 1960	73
In 1960 or later	75

b.    Designated Beneficiary. The term “designated beneficiary” means an individual designated by the Decedent as a beneficiary under the Decedent’s Eligible Retirement Plan. This term will be interpreted consistently with Code Section 401(a)(9)(E) and any applicable Treasury Regulations.

c.    Eligible Designated Beneficiary. The term “eligible designated beneficiary” means, with respect to a Decedent, any designated beneficiary who is —

i.    the surviving spouse of the Decedent,

ii.    a child of the Decedent who has not reached age of majority (which is age 21, unless otherwise provided by federal tax law),

iii.    disabled (within the meaning of Code Section 72(m)(7)),

iv.    a chronically ill individual (within the meaning of Code Section 7702B(c)(2), except that the requirements of subparagraph (A)(i) thereof shall be treated as met only if there is a certification that, as of such date, the period of inability described in such subparagraph with respect to the individual is an indefinite one which is reasonably expected to be lengthy in nature), or

v.    an individual not described in any of the preceding clauses of this paragraph 6(c) who is not more than 10 years younger than the Decedent.

Except as otherwise provided by federal tax law, the determination of whether a designated beneficiary is an eligible designated beneficiary shall be made as of the date of death of the Decedent. Subject to Code Section 401(a)(9)(F), an individual described in paragraph 6(c)(ii) shall cease to be an eligible designated beneficiary as of the date the individual reaches majority.

7.    Required Distributions to Your Successor(s). If a Successor is eligible to continue receiving distributions from this Beneficiary IRA and elects to do so, a new settlement agreement will be provided to the Successor and this Beneficiary IRA will end. If there is more than one Successor who elects to continue payments, the payments will be transferred to each new settlement agreement in proportion to the Successor’s ownership interest.

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8.    Release of Obligations. Payment of any benefits to you (or upon your death, your Successor(s)) will release us from all obligations under the Beneficiary IRA to the extent of the payment. When we make a payment to a trust beneficiary, we will have no obligation to ensure that the payment is applied according to the terms of the trust document.
9.    Surrender. Surrender of this Annuity is permitted. You must send your surrender request in Good Order to our Service Office. The amount payable is the then current Surrender Value.
10.    Spousal Continuation. Pursuant to this Endorsement, any Spousal Continuation provision of your Annuity is hereby deleted.

MISCELLANEOUS

1.Owner Information. The Owner agrees to provide the Issuer with all information necessary to prepare any reports required by law, including but not limited to, federal and state tax reporting and withholding laws.

2.Annual Reports. We shall furnish annual calendar year reports concerning the status of the Beneficiary IRA and such information concerning Required Distributions as is prescribed by the Commissioner of Internal Revenue.

PRUCO LIFE INSURANCE COMPANY, PHOENIX, ARIZONA
[___________________________________]
Secretary

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